                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: March 2000                Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                            Form 40-F        X
                     ---------                             ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                  No               X
                     ---------                             ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

EXHIBIT                       DESCRIPTION OF EXHIBIT
---------        ------------------------------------------------------
EXHIBIT 1        PRESIDENT'S LETTER TO SHAREHOLDERS DATED MARCH 14,
                 2000, NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR,
                 DATED FEBRUARY 24, 2000

EXHIBIT 2        FORM OF PROXY

EXHIBIT 3        POLICY 41 RETURN CARD

                                    EXHIBIT 1

[LOGO]

                                                             RICHARD L. GEORGE

                                         President and Chief Executive Officer

March 14, 2000

Dear Suncor Shareholder:

You are invited to attend the annual meeting of shareholders of Suncor Energy Inc. to be held at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, on Wednesday, April 19, 2000, at 10:30 a.m.

Enclosed with this letter are Suncor's 1999 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting, and provide you with additional information about Suncor and its directors and executive officers.

We look forward to and welcome your attendance at the meeting. However, if you are unable to attend, you can be represented by proxy to ensure that your shares are voted according to your wishes. If you hold your shares in the name of a nominee, such as your brokerage firm, or if you are a registered holder but are unable to attend, or are able to attend but wish to provide your voting instructions in advance, please complete, date and sign the form of proxy and return it in the envelope provided. Arrangements have been made for Montreal Trust Company of Canada, Suncor's transfer agent, to count and tabulate proxies in such a manner as to preserve confidentiality of individual shareholder votes. Under those arrangements, proxies will not be reviewed by Suncor's management, except where they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or as necessary to meet legal requirements.

Following the meeting, you will have an opportunity to meet Suncor's directors and executives. I look forward to seeing you there.

Yours truly,

"RICHARD L. GEORGE"

Richard L. George
President and Chief Executive Officer

[LOGO]

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     The Annual and Special Meeting of Shareholders of Suncor Energy Inc. (the "Corporation") will be held in the Vanity Fair Ball Room, at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, on Wednesday, April 19, 2000, at 10:30 a.m. local time for the following purposes:

     (a) to receive the Annual Report and the financial statements for the year ended December 31, 1999 and the report of the auditors thereon;
     (b)  to elect directors;
     (c)  to appoint the auditors;
     (d) to consider and, if thought fit, to pass, with or without amendment, a special resolution (the "Special Resolution") amending the articles of Suncor to divide the issued and outstanding Common Shares of Suncor on a two-for-one basis; and
     (e) to transact such other business as may properly come before the meeting or any adjournment thereof.

     Further particulars of the above matters, and the text of Special Resolution, are set out in the attached Management Proxy Circular.

     Shareholders who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the envelope provided for use at the meeting and any adjournment thereof.


                                By Order of the Board of Directors

                                "TERRENCE J. HOPWOOD"

                                Terrence J. Hopwood
Calgary, Alberta                Vice President, General Counsel
February 24, 2000               and Secretary

                                     [LOGO]

                            MANAGEMENT PROXY CIRCULAR
                             SOLICITATION OF PROXIES

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SUNCOR ENERGY INC. ("SUNCOR" OR THE "COMPANY") OF PROXIES (HEREIN COLLECTIVELY "PROXY" OR "PROXIES") TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SUNCOR (THE "MEETING") TO BE HELD IN THE VANITY FAIR BALLROOM, LE ROYAL MERIDIEN KING EDWARD HOTEL, 37 KING STREET EAST, TORONTO, ONTARIO, ON WEDNESDAY, APRIL 19, 2000, AT 10:30 A.M. LOCAL TIME FOR THE PURPOSES INDICATED IN THE NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means of communication by regular employees of Suncor. The cost of solicitation will be borne by Suncor. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Suncor ("Common Shares") and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of the Meeting is March 9, 2000 (the "Record Date").

                  APPOINTMENT, VOTING AND REVOCATION OF PROXIES

APPOINTMENT

     ANY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND TO VOTE AND ACT FOR AND ON BEHALF OF SUCH PERSON AT THE MEETING. IN ORDER TO DO SO THE SHAREHOLDER MAY INSERT THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR MAY USE ANOTHER APPROPRIATE FORM OF PROXY. All proxies must be deposited with Suncor's transfer agent, Montreal Trust Company of Canada, Stock Transfer Services, 600, 530 Eighth Avenue S.W., Calgary, Alberta, T2P 3S8, at any time up to 4:30 p.m. on the last day (excluding Saturdays, Sundays and holidays) preceding the day of the Meeting.

VOTING

     The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED HEREIN, FOR THE REAPPOINTMENT OF THE AUDITORS AND FOR THE SPECIAL RESOLUTION TO AMEND THE COMPANY'S ARTICLES OF AMALGAMATION ("ARTICLES") TO DIVIDE THE COMPANY'S ISSUED AND OUTSTANDING COMMON SHARES ON A TWO-FOR-ONE BASIS (THE "SPECIAL RESOLUTION"), ALL AS MORE PARTICULARLY DESCRIBED UNDER THE RELEVANT SECTIONS OF THIS CIRCULAR.

     THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. The management of

Suncor is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

REVOCATION

     In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of Suncor, 112 - 4th Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Holders of record of Common Shares as at the close of business on March 9, 2000 are entitled to one vote for each whole Common Share so held, except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection 138(2) of the CANADA BUSINESS CORPORATIONS ACT. As of February 24, 2000 there were 110,526,004 Common Shares issued and outstanding. Suncor has no other class or series of voting shares outstanding.

     As of February 24, 2000, there is no person who, to the knowledge of the directors and officers of Suncor, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

                              ELECTION OF DIRECTORS

     Suncor's Articles stipulate that there shall be not more than 15 nor fewer than 8 directors. There are currently 11 directors. In accordance with the Company's By-laws, the Board of Directors has determined that 13 directors will be elected at the Meeting. Suncor's management will propose at the Meeting that the 13 nominees named herein be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

     Unless it is specified in a proxy that the Common Shares it represents shall be withheld from voting in the election of directors, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the table below.

     The Board of Directors is required to have an Audit Committee. The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee. For details of the membership and mandates of these committees, see the notes to the table below, "Report on Executive Compensation" and "Statement of Corporate Governance Practices".

     Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies that the Common Shares are to be withheld from voting in the election of directors.

     Information for each person proposed to be nominated for election as a director is as follows:

                                                                               Securities of Suncor
                                                     Principal occupation      beneficially owned or
                                                      or employment, and       over which control or
                                                      major positions and     direction is exercised
Name and Municipality of       Periods of Service    offices in the last       as at February 24,
       Residence               as a Director(1)          five years                  2000(2)
--------------------------     ------------------    ---------------------    ----------------------
Mel Benson                     Nominee               Management Services      200 Common Shares
Calgary, Alberta                                     Consultant

Brian A. Canfield(5)(6)        November 10, 1995     President and Chief      4,026 Common Shares
Point Roberts, Washington      to Present            Executive Officer,
                                                     BCT.TELUS                734.18 Deferred Share
                                                     Communications Inc.      Units(8)
                                                     (a telecommunications
                                                     company)

Bryan P. Davies                January 28, 1991      Senior Vice              3,100 Common Shares
Etobicoke, Ontario             to April 23, 1996     President,
                                                     Regulatory Affairs,
                                                     Royal Bank of Canada
                                                     (a chartered banking
                                                     institution)

John T. Ferguson(4)(5)         November 10, 1995     Chairman, Princeton      4,114 Common Shares
Edmonton, Alberta              to Present            Developments Ltd.
                                                     (a real estate           344.69 Deferred Share
                                                     development              Units(8)
                                                     company), Chairman
                                                     and Director,
                                                     TransAlta
                                                     Corporation (an
                                                     electric utility
                                                     company)

Richard L. George(4)(5)        February 1, 1991      President and Chief      49,439 Common Shares
Calgary, Alberta               to Present            Executive Officer,
                                                     Suncor Energy Inc.(7)

Poul Hansen(3)(4)              April 23, 1996 to     Chairman and General     3,413 Common Shares
Vancouver, British Columbia    Present               Manager, Sperling
                                                     Hansen Associates
                                                     Inc. (an
                                                     environmental
                                                     engineering
                                                     consulting company)

John R. Huff(4)(5)             January 30, 1998      Chairman and Chief       5,046 Common Shares
Houston, Texas                 to Present            Executive Officer,
                                                     Oceaneering              754.34 Deferred Share
                                                     International, Inc.      Units(8)
                                                     (an oilfield
                                                     services company)

                                                                               Securities of Suncor
                                                     Principal occupation      beneficially owned or
                                                      or employment, and       over which control or
                                                      major positions and     direction is exercised
Name and Municipality of       Periods of Service    offices in the last       as at February 24,
       Residence               as a Director(1)          five years                  2000(2)
--------------------------     ------------------    ---------------------    ----------------------
Michael M. Koerner(5)(6)       May 31, 1977 to       President, Canada        4,000 Common Shares
Toronto, Ontario               January 27, 1994;     Overseas Investments
                               October 1, 1995 to    Limited (a venture       872.63 Deferred Share
                               Present               capital investment       Units(8)
                                                     management company)

Robert W. Korthals(3)(6)       April 23, 1996 to     Corporate Director       4,000 Common Shares
Toronto, Ontario               Present
                                                                              917.43 Deferred Share
                                                                              Units(8)

M. Ann McCaig(3)(4)            October 1, 1995 to    President, VPI           2,544 Common Shares
Calgary, Alberta               Present               Investments Ltd. (a
                                                     private investment       787.45 Deferred Share
                                                     holding company)         Units(8)

Bill N. Rutherford(3)(6)       November 22, 1988     Retired Senior Vice      2,029 Common Shares
Naples, Florida                to April 28, 1993;    President, Human
                               April 28, 1994 to     Resources and            468.79 Deferred Share
                               Present               Administration, Sun      Units(8)
                                                     Company, Inc. (now
                                                     called Sunoco, Inc.)
                                                     (an energy resources
                                                     company)

JR Shaw(3)(4)                  January 30, 1998      Executive Chairman       16,000 Common Shares
Calgary, Alberta               to Present            of the Board, Shaw
                                                     Communications Inc.      734.18 Deferred Share
                                                     (a diversified           Units(8)
                                                     communications
                                                     company)

W. Robert Wyman(5)(6)          November 25, 1987     Chairman of the          16,200 Common Shares
West Vancouver, British        to Present            Board of Directors
Columbia                                             of Suncor Energy Inc.    1,006.13 Deferred
                                                                              Share Units(8)

----------
(1) Suncor was formed by the amalgamation of Great Canadian Oil Sands Limited and Sun Oil Company Limited on August 22, 1979. On January 1, 1989, Suncor amalgamated with a wholly-owned subsidiary under the CANADA BUSINESS CORPORATIONS ACT. Each nominee has been a director of Suncor or one of the amalgamating companies for the periods described.

(2) The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Where a nominee holds a fractional Common Share, the holdings reported have been rounded down to the nearest whole Common Share. Certain of the Common Shares held by Mr. George and Mr. Hansen are held jointly with their respective spouses. The number of Common Shares held by Mr. George includes 740 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family. The Common Shares held by Mr. Benson are beneficially owned by his spouse, but he exercises control or direction over such shares.

(3)  Member of the Audit Committee.

(4)  Member of the Environment, Health and Safety Committee.

(5)  Member of the Board Policy, Strategy Review and Governance Committee.

(6)  Member of the Human Resources and Compensation Committee.

(7) Mr. George is also the President and a director of Sunoco Inc. ("Sunoco"), Suncor's refining and marketing subsidiary.

(8) Deferred Share Units (DSU's) are not securities but are included in this table for informational purposes. See under "Compensation of Directors" for a description of DSU's.

Each of the nominees has been engaged in the principal occupation indicated above for the past five years, except for: Mr. Benson, who in 1996 and prior thereto was Area Manager, Operations, Imperial Oil Limited, and who from 1996 to 2000 was the Senior Operations Advisor, African Development, Exxon Co. International; Mr. Canfield, who in 1998 was Chairman, BC TELECOM Inc. and BC TEL, and who from 1993 to 1997 was Chief Executive Officer and Chairman, BC TELECOM Inc. and BC TEL; Mr. Davies, who in 1999 and prior thereto was Senior Vice President, Corporate Affairs, Royal Bank of Canada; Mr. Ferguson, who from 1996 to 1998 was also Chief Executive Officer, Princeton Developments Ltd., in addition to his current position as Chairman, Princeton Developments Ltd., and who prior to 1996 was President and Chief Executive Officer, Princeton Developments Ltd.; Mr. Hansen, who, in 1995 and prior thereto, was President, Highland Valley Copper (a mining company); Mr. Huff, who in 1998 and prior thereto was also President, Oceaneering International, Inc., in addition to his current position as Chairman and Chief Executive Officer, Oceaneering International, Inc.; Mr. Korthals, who in 1995 and prior thereto, was President of The Toronto-Dominion Bank (a chartered bank); Mr. Shaw, who in 1998 and prior thereto was Chairman and Chief Executive officer of Shaw Communications Inc.; and Mr. Wyman, who served as Chairman of the Board of Finning Ltd. (a heavy duty construction equipment marketing and leasing company) from 1992 to 1996 and who in 1999 and prior thereto was Vice Chairman of the Board of Directors of Fletcher Challenge Canada Limited.

                            COMPENSATION OF DIRECTORS

     Directors, other than Richard L. George, Suncor's President and Chief Executive Officer, receive compensation from Suncor for services in their capacity as directors. The Chairman of the Board is paid an annual retainer of $90,000 and all other directors are paid an annual retainer of $18,000, prorated in each case for the period served. Directors also receive a per meeting fee of $1,200 for attendance at board or board committee meetings and are reimbursed for long distance travel to attend such meetings. Committee chairs receive an additional $3,000 annually.

     The Company's Executive Stock Plan (the "ESP"), described in more detail under the heading, "Report on Executive Compensation", provides for the automatic grant of options to purchase Common Shares and awards of Limited Appreciation Rights ("LARs") to Directors who are not employees of Suncor ("Non-Employee Directors"). Each Non-Employee Director elected or appointed to the Board of Directors for the first time receives an initial grant of options to purchase 2,000 Common Shares and 2,000 LARs, and each Non-Employee Director receives an annual non-discretionary grant of options to purchase 2,000 Common Shares and 2,000 LARs, on the date of the first Board of Directors meeting following each annual meeting of the Company's shareholders.

     Options granted to Non-Employee Directors are exercisable immediately and expire ten years from the date of grant. The exercise price of the options is equal to the market price of the Common Shares at the time of the grant. LARs granted to Non-Employee Directors are on the terms described under the heading "Termination Contracts and Change of Control Arrangements".

     The ESP includes provisions which allow for the exercise of a Non-Employee Director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a Non-Employee Director immediately terminate upon cessation of such person's directorship.

     The ESP also provides for the payment of a fixed percentage of Directors' annual retainers in Common Shares. These provisions may be activated by the Board of Directors. As of February 24, 2000, these provisions had not been activated.

     Effective January 1, 1999, the Board of Directors adopted a Directors' Deferred Share Unit Plan (the "DSU Plan") which permits the Non-Employee Directors (collectively the "Participants"), to receive one-half or all of their Board Compensation in the form of deferred share units ("DSUs"). For purposes of the DSU Plan, Board Compensation means all cash compensation paid by the Company in a financial year to a Non-Employee Director for service on the Board, including the annual retainer, additional annual fee paid to chair a committee of the Board, and fees for attendance at meetings of the Board or meetings of a committee of the Board. The number of DSUs to be credited to a Participant's account on each payment date is calculated by dividing the dollar amount of the portion of the Board Compensation which the Participant has elected to receive as DSUs, by the market value of a Common Share on the payment date. On each dividend payment date for Common Shares, Participants holding DSUs will receive an additional number of DSUs equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment. A Participant's DSUs will be paid out only upon such Participant ceasing to be a director. The payout will be a cash amount calculated by multiplying the number of DSUs in the Participant's account by the then market value of a Common Share.

     Sperling Hansen Associates Inc., a company of which Mr. Hansen is Chairman and General Manager, received fees for services on behalf of Suncor during 1999. However, the amount of these fees (less than $1,000) is not considered material either to Sperling Hansen Associates Inc. or Suncor.

                        REPORT ON EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

     During 1999, B.A. Canfield, M.M. Koerner, R.W. Korthals, B.N. Rutherford and W.R. Wyman served as members of the Human Resources and Compensation Committee. Mr. Rutherford served as Chairman.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

     The Human Resources and Compensation Committee is responsible for recommending to the Board of Directors the compensation for the Chief Executive Officer and reviewing the recommendations of the Chief Executive Officer for the compensation of the other executive officers.

COMPENSATION GOALS

     The Committee has a written mandate that sets out the major goals and responsibilities which guide its evaluation and determination of executive compensation programs.

     The major goals of the Committee are:

     - to assist the Board by reviewing the effectiveness of Suncor's compensation policies and processes in fostering fair and competitive compensation of all employees of Suncor, with special attention devoted to the executive group;

     - to evaluate annually the performance of the Chief Executive Officer against predetermined goals and criteria and to recommend to the Board of Directors the amount of his compensation;

     - to review annually the Chief Executive Officer's performance evaluations and recommendations for compensation of Suncor's other executive officers; and

     - to review the effectiveness of Suncor's human resource development, succession planning and performance evaluation programs.

EXECUTIVE COMPENSATION

     Individual executive compensation includes base salary, annual and long-term incentive compensation components. Each component has a specific purpose with respect to supporting the concept of pay for performance and is structured to reinforce specific job and organizational requirements.

     The compensation guideline for base pay for each of the persons listed in the "Summary Compensation Table" on page 11 (hereinafter referred to as "Named Executive Officers") is the 50th percentile of a comparative group of Canadian autonomous companies. These companies compete with Suncor for executive talent, operate in similar business environments and have a similar scope of operation to Suncor. The guideline compensation for annual and long-term incentive compensation is the 65th percentile of this same group of companies. Independent compensation consultants provide the survey on which these executive compensation guidelines are based.

EXECUTIVE COMPENSATION COMPONENTS

     Base Salary. Salary is recognition for discharging job responsibilities and reflects the executive's performance over time. Individual salary adjustments take into account performance contributions for the year and reflect sustained performance contributions over a number of years.

     Annual Incentive. The annual incentive recognizes and rewards accomplishments in a given year. Incentive awards are based on an assessment of Suncor's results for the year measured against specific quantitative goals and progress during the year with respect to achievements against longer term critical strategic goals. In 1999, the Named Executive Officers were eligible to be considered for incentive payments under the Management Incentive Plan, the guideline amount of which depended on the executive's position. Awards for the Chief Executive Officer and the Chief Financial Officer are based on Suncor's performance while awards for the Group Executive Vice President and Executive Vice Presidents are based on a combination of Suncor's and their respective business unit's performance.

     The amounts paid under the Management Incentive Plan ("MIP") in 2000 for services in 1999 reflect the performance of key individuals and the accomplishments made with respect to Suncor's 1999 goals. Overall, the company showed increases in production and cash flow for the seventh consecutive year, and a 6% increase in earnings over 1998. The Company's stock price increased 31% during the year. Oil Sands achieved record production despite two unplanned outages. Exploration and Production's divestment of non-core assets contributed significantly to the Company's cash flow. However, Exploration and Production's average daily production was down compared to 1998 and three-year average finding and development costs rose to a disappointing $11.40 per BOE. Sunoco showed improved financial results from its retail marketing business, offset partially by low refining margins during the first half of the year.

Suncor completed construction of the Stuart Oil Shale Project demonstration plant and commissioning was underway at year-end.

     Long-Term Incentives. Suncor's Named Executive Officers participate in two long-term incentive plans, consisting of the Executive Stock Plan ("ESP") and a Special Performance Incentive Plan ("SPIP").

     The ESP is used to provide a long term earnings opportunity based on Suncor's success as measured by Common Share performance. This links the interests of key employees with those of shareholders. The plan promotes an ownership perspective and encourages the retention of key executives. The number of options granted is based on the executive's year-end salary and the market value of Suncor's Common Shares on the effective date of grant. Awards are determined with a view to the impact the executive's long term plans and programs will have on the success of Suncor and the continuing growth of shareholder value.

     The ESP is administered by the Board of Directors, on recommendation from the Human Resources and Compensation Committee, and provides for the grant of options for Common Shares, Limited Appreciation Rights ("LARs") and Stock Appreciation Rights ("SARs"), either with options or standing alone. The ESP also provides for awards of Common Shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP. To date the practice of the Board of Directors has been to award only options for Common Shares and LARs under the ESP. A maximum of 6,900,000 Common Shares, 400,000 of which are specifically reserved for issuance to Directors (See "Compensation of Directors"), have been authorized for issuance under the ESP since its inception in 1992. Of these shares 2,510,919 remain available for future option grants and other ESP awards.

     Effective January 29, 1999, Suncor's executive officers were granted options with an exercise price based on the market price of the Common Shares on that date. For details of these grants to the Named Executive Officers, see the table entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year".

     Effective February 1, 2000, the Board of Directors granted options and awarded LARs under the terms of the ESP to the Named Executive Officers, and to certain other eligible employees. The exercise price of the options is $62.75 per share, based on the market price of the Common Shares on that date. Mr. George received options to purchase 40,000 Common Shares, Mr. Stewart received options to purchase 12,000 Common Shares, Mr. O'Brien received options to purchase 16,000 Common Shares, Mr. Ashar received options to purchase 18,000 Common Shares and Mr. Byler received options to purchase 12,000 Common Shares. Executive officers, including the Named Executive Officers, were awarded a number of LARs equal to the number of options granted.

     The Special Performance Incentive Plan, or SPIP, was established in 1997 for senior executives of the Company. The key objectives of the SPIP are to retain key executives as Suncor pursues domestic and international growth, and to focus and motivate senior executives to the goal of executing the Company's long-range plans. The SPIP rewards superior execution as reflected in share price appreciation and maintenance of the current dividend yield.

     Under the SPIP, the Board of Directors, on recommendation by the Human Resources and Compensation Committee, awarded, in April 1997 a one time grant of Special Performance Units ("Units") to certain designated executive officers of the Company ("Participants"), including the Named Executive Officers.

     Effective January 1, 2000, Mr. Byler was granted 4,500 additional Special Performance Units ("Units") under the Special Performance Incentive Plan ("SPIP"). These Units are in recognition of his appointment to the position of Executive Vice President, Exploration and

Production. Mr. Byler's total number of Units available under the SPIP program is now 44,500 subject to the vesting provisions of the plan.

     Units vest following a five year performance period ending on April 1, 2002 (the "Performance Period"), subject to performance vesting criteria. The performance vesting criteria are based on the value, at the end of the Performance Period, of $100 invested in Common Shares of the Company on April 1, 1997, assuming reinvestment of dividends. For each dollar increase in value of the notional $100 investment beyond $150, 2% of the Units granted will vest. The maximum is 100% of the Units for an increase in notional value to $200 or higher. No Units vest if the value of the notional investment is $150 or less at the end of the Performance Period.

     Subject to vesting, Units entitle the holder to receive, at the completion of the Performance Period, an equivalent number of Common Shares ("Bonus Shares") (half of which are paid out in cash) or deferred share units ("DSUs"), as irrevocably elected by each Participant on receipt of the Unit award. Common Shares paid out to Participants will be purchased in the open market. A Participant's DSUs will be paid out only upon the death, retirement or employment termination of the Participant. The payout will be a cash amount calculated by multiplying the number of DSUs in the Participant's account by the then market value of a Common Share. On each dividend payment date, Participants holding DSUs will receive a number of additional DSUs equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment.

     Pursuant to the SPIP, the Company has established Share Ownership Guidelines which provide Participants with guideline Common Share ownership levels commensurate with their compensation and position. The recommended level of Common Share ownership to be attained by April 1, 2002 for the Chief Executive Officer is Common Share holdings with an aggregate value of 4 times base salary, while for other Participants the recommended level is Common Share holdings with an aggregate value of 1 or 2 times base salary, depending on their position. For the purposes of the Share Ownership Guidelines only, Bonus Shares (excluding the cash portion) and DSUs (on the basis of one DSU being equivalent to one Common Share) will be considered Common Shares.

     The Company also has an Employee Long Term Incentive Plan ("ELTIP") which was introduced in 1997 for all employees of Suncor, other than those senior executives who participate in the SPIP. The ELTIP has two components. The first component, called the Employee Stock Option Program ("ESOP"), is primarily for senior managers and executives who do not participate in the SPIP, each of whom received a one time grant of options effective November 12, 1997. The second component for all other employees is called the Incremental Value Payout Program ("IVP"). The key objectives of the ELTIP are to motivate the employees to meet long term goals on time and within budget and to further encourage a sense of ownership and teamwork among all employees. If specific goals for business unit performance ("Business Unit Performance Criteria") and share price appreciation are met on April 1, 2002 (the "Target Date"), IVP participants will receive a number of Common Shares and cash. In addition, on the Target Date one half of the options granted to each ESOP participant become exercisable automatically while up to the remaining 50% are exercisable contingent upon attainment of the Business Unit Performance Criteria.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Mr. George's annual compensation, long-term compensation awards, and other compensation are disclosed in the Summary Compensation Table. His base salary increase in respect of fiscal 1999, to be effective March 1, 2000, will be $80,000 or 12.9%. This increase brings him into alignment with a selected group of Canadian autonomous companies with revenues in excess of two billion dollars. It also takes into account the Human Resources and Compensation Committee's assessment, endorsed by the Board of Directors, of Mr. George's ongoing performance in fiscal 1999 and his sustained performance over time in meeting the following six key accountabilities of his office:

- positioning Suncor in existing and potential new business areas to enhance earnings,

- increasing earnings and cash flow through the judicious expansion of Suncor by acquisition, merger or development,

-  optimizing the return on assets employed,

- promoting a favorable image of Suncor to protect and enhance shareholder interests,

- ensuring that Suncor has a sound financial structure in place to capitalize on growth and diversification opportunities, and

- continually improving personal and subordinate effectiveness to assure competent management development and succession.

     Mr. George's 1999 annual incentive of $450,000 recognized performance against his key accountabilities. His performance was demonstrated by continuing increases in cash flow and production. He maintained a strong emphasis on health, safety, and environmental issues, as evidenced by Suncor's inclusion as the world-wide oil industry leader in the Dow Jones Sustainability Index. He maintained his commitment to communicating internally with employees and externally with the media and financial community, providing a positive image for Suncor's stakeholders. He effectively managed Suncor's financial structure to allow the Company to proceed with its aggressive growth plans. He continued to emphasize workforce diversity, leadership development, succession planning and the maintenance of a committed and motivated work force.

     Mr. George's effective leadership was also demonstrated by the following:

     - Oil Sands achieved record production for the seventh consecutive year. The production target of 105,000 barrels per day was met, and Project Millennium is on track to begin commissioning in the third quarter of 2001, with full production targeted for the year 2002.

     - Exploration and Production contributed over $89 million to the Company's net cash flow, while making progress towards developing the Firebag In-Situ heavy oil project.

     - Sunoco demonstrated improved retail marketing operating and financial performance, while managing operating costs to offset the negative impacts of low refining margins.

     - Construction on the Stuart Oil Shale Project was completed. Reliable oil production was initially targeted for the end of 1999, but the commissioning period has been extended into 2000.

     - During 1999, Suncor's earnings increased 6%, cash flow increased for the seventh consecutive year, production increased for the ninth consecutive year and the stock price increased 31% during the year.

     - In January 2000, Suncor was named one of the "35 Best Companies to Work For in Canada" by the Globe and Mail's REPORT ON BUSINESS Magazine.

     - In November Mr. George was named Canada's Outstanding CEO of the Year by an advisory board of eminent business leaders.

     - During 1999 Mr. George announced an executive reorganization to better position Suncor for future growth and to build the breadth and depth of the senior management team.

     This report is furnished by the members of the Human Resources and Compensation Committee:

                           B.N. Rutherford, Chairman
                           B.A. Canfield
                           M.M. Koerner
                           R.W. Korthals
                           W.R. Wyman

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides a summary of compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers.

                                            SUMMARY COMPENSATION TABLE

                                                                            Long-Term
                                                                           Compensation
                                         Annual Compensation                  Awards
                               --------------------------------------    ----------------
                                                                         Securities Under
                                                       Other Annual        Options/SARs          All Other
Name and Principal             Salary     Bonus(1)    Compensation(2)         Granted        Compensation(3)(4)
   Position(5)         Year      ($)        ($)             ($)                 (#)                 ($)
-------------------    ----    -------    -------     ---------------    ----------------    ------------------
R.L. GEORGE            1999    608,961    450,000            -                48,900               48,030
President and Chief    1998    537,126    400,000            -                37,500               41,189
Executive              1997    492,851    500,000           9,255             55,000               37,957
Officer

B.D. STEWART           1999    328,423     60,000            -                21,300               26,007
Group Executive        1998    316,782    112,000            -                15,000               23,308
Vice President         1997    293,472    194,000            -                21,600               22,881
Exploration and
Production

M.W. O'BRIEN           1999    328,423    150,000           2,700             21,300               22,096
Executive Vice         1998    316,782    160,000          13,955             15,000               21,566
President              1997    293,472    204,000          19,053             21,600               21,766
Sunoco

M.M. ASHAR             1999    324,231    190,000            -                21,300               23,944
Executive Vice         1998    300,000    160,000            -                15,000               21,969
President              1997    240,000    214,000            -                21,600               17,900
Oil Sands

D.W. BYLER             1999    250,108     90,000            -                14,200               19,917
Chief Financial        1998    237,586     90,000           5,490             10,300               18,812
Officer                1997    221,705    125,000           5,467             14,400               17,621

----------
(1) Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2000 in respect of services in 1999 are included.

(2) Amounts reported as Other Annual Compensation are imputed interest on interest-free housing loans, and reimbursement for the payment of taxes.

(3) Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Prior to December 1, 1997 Suncor contributed up to 7.5% of employee basic earnings, on a declining percentage matching basis, under the Suncor Savings Plan. Effective December 1, 1997 the Savings Plan was amended such that Suncor contributes up to 5.5% of employee basic earnings on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% percent of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(4) Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(5) Effective January 1, 2000, Mr. Stewart was appointed Executive Vice President, In-Situ and International Oil; Mr. O'Brien was appointed Executive Vice President, Corporate Development and Chief Financial Officer; and Mr. Byler was appointed Executive Vice President, Exploration and Production. The positions of Mr. George and Mr. Ashar remain unchanged.

OPTIONS

     For details of the 1999 grants of options to the Named Executive Officers and the fiscal year-end option values, see the following tables. The Company's Executive Stock Plan also provides for the issuance of SARs. However, no SARs were issued during the 1999 fiscal year or were outstanding as of December 31, 1999.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR(1)

                                Individual Grants
                 ----------------------------------------------
                                                                     Market Value
                                   % of Total                       of Securities
                  Securities      Options/SARs                        Underlying
                    Under          Granted to                        Options/SARs
                 Options/SARs     Employees in     Exercise or        on Date of
                  Granted(2)     Fiscal Year(3)     Base Price           Grant
    Name              (#)              (%)         ($/Security)       ($/Security)    Expiration Date
-------------    ------------    --------------    ------------     --------------    ----------------
R.L. GEORGE         48,900            9.31             40.50             40.50        January 29, 2009

B.D. STEWART        21,300            4.05             40.50             40.50        January 29, 2009

M.W. O'BRIEN        21,300            4.05             40.50             40.50        January 29, 2009

M.M. ASHAR          21,300            4.05             40.50             40.50        January 29, 2009

D.W. BYLER          14,200            2.70             40.50             40.50        January 29, 2009

----------
(1) Option grants for Common Shares were awarded on January 29, 1999. The first 1/3 of the award is exercisable on and after January 1, 2000, the second 1/3 on and after January 1, 2001, and the final 1/3 on and after January 1, 2002. In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

(2) LARs have been granted to certain executives of Suncor, including all Named Executive Officers. Each recipient of LARs, including the Named Executive Officers, received one LAR for each option granted. LARs become exercisable only in the event of a change of control transaction. See "Termination Contracts and Change of Control Arrangements" for further information regarding the LARs.

(3) Options granted to employees include options granted pursuant to the Executive Stock Plan and options granted pursuant to the Employee Long Term Incentive Plan.

  AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL
                 YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                            Value of Unexercised In-The-
                                            Unexercised Options/SARs at     Money Options/SARs at Fiscal
                Securities     Aggregate         Fiscal Year-End                    Year-End(2)
                Acquired on      Value                  (#)                             ($)
                Exercise(1)    Realized     ----------------------------    ----------------------------
    Name            (#)           ($)       Exercisable    Unexercisable    Exercisable    Unexercisable
------------    -----------    ---------    -----------    -------------    -----------    -------------
R.L. GEORGE        30,000      1,150,200      161,142          92,234        5,937,433       1,793,346

B.D. STEWART         -             -           86,338          38,500        3,337,649         748,046

M.W. O'BRIEN       21,000        853,844       53,414          38,500        1,874,836         748,046

M.M. ASHAR           -             -           58,180          38,500        2,214,594         748,046

D.W. BYLER         10,000        397,935       34,918          25,866        1,215,373         500,950

----------
(1)  The figures shown represent Common Shares.

(2) The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on The Toronto Stock Exchange on December 31, 1999. The closing price for the Common Shares on The Toronto Stock Exchange on December 31,1999 was $60.40. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

RETIREMENT ARRANGEMENTS

     The Suncor Energy Pension Plan is a registered pension plan which provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee paid benefit feature, and a defined contribution account balance.

     In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). The SERP is a non-registered, non-funded supplemental retirement arrangement.

     The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

                         PENSION PLAN AND SERP TABLE(1)

REMUNERATION                     YEARS OF SERVICE
------------    ---------------------------------------------------
    ($)            5          7          9        10-25       26
------------    -------    -------    -------    -------    -------
   150,000       37,500     52,500     67,500     75,000     77,250
   200,000       50,000     70,000     90,000    100,000    103,000
   250,000       62,500     87,500    112,500    125,000    128,750
   300,000       75,000    105,000    135,000    150,000    154,500
   350,000       87,500    122,500    157,500    175,000    180,250
   400,000      100,000    140,000    180,000    200,000    206,000
   500,000      125,000    175,000    225,000    250,000    257,500
   600,000      150,000    210,000    270,000    300,000    309,000
   700,000      175,000    245,000    315,000    350,000    360,500
   800,000      200,000    280,000    360,000    400,000    412,000
   850,000      212,500    297,500    382,500    425,000    437,750
   900,000      225,000    315,000    405,000    450,000    463,500
   950,000      237,500    332,500    427,500    475,000    489,250
 1,000,000      250,000    350,000    450,000    500,000    515,000
 1,050,000      262,500    367,500    472,500    525,000    540,750
 1,100,000      275,000    385,000    495,000    550,000    566,500
 1,150,000      287,500    402,500    517,500    575,000    592,250
 1,200,000      300,000    420,000    540,000    600,000    618,000

----------
(1) In 1999, executive retirement benefits are calculated based on the average salary for the best consecutive 36 months of the last 180 months of continuous service plus the average of the last 3 bonuses for each executive. As of February 24, 2000 the remuneration covered by the retirement arrangement and the years of credited service (rounded to the nearest whole year) are as follows:

                                                    Credited
                        Name        Remuneration    Service
                    ------------    ------------    --------
                    R.L. GEORGE       1,004,206        19
                    B.D. STEWART        437,357         9
                    M.W. O'BRIEN        486,690        25
                    M.M. ASHAR          480,024        12
                    D.W. BYLER          339,667        20

     Executive retirement income for Named Executive Officers is based on 5% of remuneration times years of credited service to a maximum of 10 years. In addition, the retirement benefit will increase by an additional 1.5% of remuneration for each year of credited service earned after the later of:
     July 1, 1997; the date the executive completes 25 years of credited service; the effective date of the executive's eligibility under the SERP; and the date on which the executive has earned a retirement benefit under SERP of at least 50% of remuneration. A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP. Five years of executive service are required for rights under the SERP to vest. Executive officers with less than five years of executive service may also become eligible to receive supplemental retirement payments under the SERP in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events. SERP payments for retirement prior to age 60 will be reduced by an early retirement reduction factor. The normal form of payment on retirement, and the basis on which benefits in the above table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with 5 years guaranteed. Government of Canada payments received (Old Age Security & Canada Pension Plan) are in addition to the payments shown in the table.

TERMINATION CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment. The arrangement provides for a base payment of one year's remuneration plus an additional payment based on a percentage of annual remuneration including recognition of age and years of service. The total of the two payments cannot exceed 2.5 times annual remuneration. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or become payable in or in respect of 1999.

     Under Suncor's ESP, Suncor's Board of Directors may grant LARs in respect of any option held by or granted to a participant in the ESP, including the Named Executive Officers. LARs provide the holders thereof with an opportunity to realize the value, if any, of their options, upon occurrence of a change of control transaction affecting Suncor. In such circumstances they may otherwise be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies. Each LAR is referable to a specific option and represents a right, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of the related option. The cash payment is equal to the amount, if any, by which
(a) the greater of (i) the highest price per Common Share paid by a person acquiring Common Shares in the change of control transaction and (ii) the highest daily trading price of the Common Shares on The Toronto Stock Exchange during the 60 day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Common Shares on any particular day) exceeds (b) the exercise price of the option to which the LAR is related. Upon the exercise of any option, the related LAR is cancelled. LARs expire on the expiry of the related options.

     Generally, any outstanding LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of such LARs in the manner and on such terms as it may authorize.

     The following table shows the number of LARs that were granted to each of the Named Executive Officers during the most recently completed fiscal year and the total number of LARs which remained outstanding for each Named Executive Officer as of December 31, 1999.

                Number of LARs Granted on    Number of LARs Outstanding on
    Name            January 29, 1999               December 31, 1999
------------    -------------------------    -----------------------------
R.L. GEORGE               48,900                        253,376
B.D. STEWART              21,300                        124,838
M.W. O'BRIEN              21,300                         91,914
M.M. ASHAR                21,300                         96,680
D.W. BYLER                14,200                         60,784

     As disclosed above in the notes to the tables entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year" and "Pension Plan and SERP Table", options granted but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements to fund fully its obligations under the SERP and under the termination contracts described above upon a pending change in control of Suncor.

     Under Suncor's SPIP, if a participant retires, dies or becomes eligible to receive long-term disability benefits before the end of the Performance Period, a portion of the Participant's Units (pro rated to reflect the length of the Participant's actual service during the Performance Period) will vest at the end of the Performance Period, subject to achievement of the performance vesting criteria. Units held by participants who leave the Company for any other reason before the end of the Performance Period will be forfeited. In the event of a change in control of the Company the performance vesting criteria is extrapolated to the end of the Performance Period and the corresponding number of a Participant's Units vest immediately as of the effective date of the change in control and will be paid out within 30 days thereafter in the form of cash. In addition, the Board of Directors will have the discretion to accelerate vesting, or increase the percentage of Units that would otherwise vest, up to a maximum of 100% of the Units granted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 1999, and their respective associates were at any time during the year indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or, excluding routine indebtedness, otherwise.

                                PERFORMANCE GRAPH

     The following graph shows, as of December 31 in each of 1994, 1995, 1996, 1997, 1998 and 1999, the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 1994 in each of Suncor Energy Inc. Common Shares, the TSE 300 Composite Index and the TSE Integrated Oils Index.

                      December 31,    December 31,     December 31,    December 31,    December 31,    December 31,
                        1994(1)         1995(1)          1996(1)         1997(1)         1998(1)         1999(1)
                      ------------    ------------     ------------    ------------    ------------    ------------
Suncor Energy Inc.        $100            $138             $187            $321            $313            $416

TSE 300 Index             $100            $115             $147            $169            $166            $219

TSE Integrated            $100            $119             $155            $231            $184            $239
Oils Index

----------
(1) The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

                       DIRECTORS' AND OFFICERS' INSURANCE

     Under policies purchased by Suncor, insurance of a maximum amount of $150 million is in effect for the directors and officers of Suncor against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty in the discharge of their duties, individually or collectively.

     The policies are subject to certain exclusions, and provide for a corporate deductible of $5 million in circumstances where Suncor is permitted by law to indemnify individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, there is no deductible. In 1999 Suncor paid premiums of approximately $20,500 in respect of directors and officers as a group. In 2000 the premiums paid in respect of such group were approximately $20,500. No premiums were paid by any individual director or officer.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Suncor's Board of Directors is responsible for supervising the management of the business and affairs of Suncor. The Board of Directors' written mandate outlines its major goals and duties, which include establishing Suncor's policy direction and fundamental objectives. The Board of Directors has adopted a management control process policy which delegates to management the responsibility and authority to direct Suncor's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financings, among other things, must be approved in advance by the Board of Directors.

     The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board Policy, Strategy Review and Governance Committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as corporate governance issues and Board composition and effectiveness. The Audit Committee reviews the effectiveness of the Company's financial reporting, management information and internal control systems, and of its internal and independent auditors. It also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves Suncor's interim consolidated financial statements. The Environment, Health and Safety Committee reviews the effectiveness with which the Company meets its obligations pertaining to the environment, health and safety, including the effectiveness with which management establishes and monitors compliance related policies. This committee also monitors management's performance and emerging trends and issues in these areas. The Board of Directors also has a Human Resources and Compensation Committee. For information regarding the mandate of this committee, see "Report on Executive Compensation", commencing on page 6 of this Circular. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

     The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Board Policy, Strategy Review and Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.

     Additional information on Suncor's corporate governance practices is set out in Appendix A to this Circular, which summarizes the corporate governance guidelines (the "Guidelines") of The Toronto Stock Exchange, and Suncor's alignment with them.

                         SPECIAL BUSINESS OF THE MEETING

AMENDMENT OF ARTICLES - TWO-FOR-ONE DIVISION OF COMMON SHARES

     At the Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, a special resolution (the "Special Resolution"), amending Suncor's Articles to divide the issued and outstanding Common Shares on a two-for-one basis (the "Division").

     Since May 1997, when Suncor completed a two-for-one share split, the Company's share price has risen from around $35 to as high as $70 during January 2000.

     Based on available information, Suncor's management believes Suncor's Common Shares are owned primarily by institutions such as mutual funds, pension funds and life insurance companies. It is estimated that less than 15% of Suncor's Common Shares are held by retail investors. The Board of Directors believes that the Division will encourage greater market liquidity and wider distribution among individual investors.

     The Division will not change the rights of holders of Common Shares. Each Common Share outstanding after the Division will be entitled to one vote and will be fully paid and non-assessable. As a result of the Division, there will be certain consequential amendments to outstanding rights and options to acquire Common Shares. The number of Common Share purchase rights ("Rights") outstanding under Suncor's shareholder rights plan (the "SRP") will double, and the exercise price of such Rights will be halved, as provided for in the SRP. Until the Separation Time (as defined in the SRP), Rights will continue to be represented by the certificates representing the Common Shares. In addition, the Board of Directors has approved certain consequential amendments to its share and share-based incentive compensation plans to preserve proportionately the rights of plan participants. The number of DSU's, Units and Options will double and Option exercise prices will be halved. The number of Common Shares reserved for future Option grants and other share awards under the ESP and ELTIP will double to 6,277,618 shares, based on the number of shares reserved as of February 24, 2000. The number of Common Shares reserved for issuance under the Company's Dividend Reinvestment and Common Share Purchase Plan will double to 1,945,400, also based on the number of shares reserved as of February 24, 2000. These amendments will not take effect until the Division has been approved by shareholders and implemented by the Company by filing Articles of Amendment with Industry Canada.

     In order to give effect to the Division, the Articles must be amended by special resolution of shareholders. The text of the Special Resolution is set out below. To be effective, the Special Resolution must be passed by the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders voting in respect of the Special Resolution. THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE SPECIAL RESOLUTION, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER OR SHAREHOLDERS ATTORNEY SIGNING THE PROXY. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT OF THE COMPANY'S ARTICLES TO DIVIDE THE ISSUED AND OUTSTANDING COMMON SHARES ON A TWO-FOR-ONE BASIS.

     If the Special Resolution is passed at the Meeting and the Division is implemented, shareholders of record as of May 10, 2000, being the record date in respect of the Division, will keep their current share certificates and will be provided with additional share certificates representing the Common Shares to which they are entitled as a result of the Division. It is currently expected that the Company will mail such certificates on or about May 15, 2000.

Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Company or its transfer agents.

                           Text of Special Resolution

RESOLVED as a special resolution that:

1. Pursuant to section 173 of the CANADA BUSINESS CORPORATIONS ACT (the "Act"), the Articles of the Company be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

2. Any one of the directors or officers of the Company is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3. The directors of the Company may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issuance of a Certificate of Amendment in respect of the foregoing.

                             APPOINTMENT OF AUDITORS

     The persons named in the accompanying form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of Suncor, to hold office until the close of the next annual meeting. PricewaterhouseCoopers LLP (or a predecessor firm, Coopers & Lybrand) have been auditors of Suncor for more than five years.

                                     GENERAL

     The information contained herein is given as of February 24, 2000, except as otherwise indicated. A copy of the documents set out below may be obtained without charge by any person upon request, to the Vice President, General Counsel and Secretary, Suncor Energy Inc., 112 - 4th Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5:

1. Suncor's current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto together with any subsequent interim financial statements; and

2.   This Circular.

     In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of Suncor's current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to the Vice President, General Counsel and Secretary at the address noted above.

                               DIRECTORS' APPROVAL

     The contents and the sending of this Circular have been approved by the Directors of Suncor.

                                "TERRENCE J. HOPWOOD"

February 24, 2000               Terrence J. Hopwood
                                Vice President, General Counsel and Secretary

                                   APPENDIX A

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
1.       The Board of
         Directors should
         explicitely assume
         responsibility for
         stewardship of the
         Company, and
         specially for:

a.       adoption of a                  Yes            The Board Policy, Strategy Review and Governance
         strategic planning                            ("Board Policy") Committee is responsible for
         process                                       assisting the Board of Directors and management by
                                                       reviewing and providing advice with respect to the
                                                       preliminary stages of key strategic initiatives and
                                                       projects, and by reviewing and assessing processes
                                                       relating to long range planning and budgeting.
                                                       Suncor's long range plan is reviewed and approved
                                                       annually by the Board of Directors. A Board meeting
                                                       principally devoted to strategic planning is scheduled
                                                       annually.

b.       identification of              Yes            The Board of Directors' participation in Suncor's
         principal risks, and                          strategic planning process involves consideration of
         implementing risk                             the principal risks inherent in Suncor's businesses.
         management                                    Risk identification and risk monitoring and
         systems                                       management system implementation are included in
                                                       the Board's major goals.

                                                       Specific risks and risk management are also
                                                       addressed by committees of the Board. For
                                                       example, the Board Policy Committee's mandate
                                                       includes providing advice with respect to the early
                                                       stages of key strategic initiatives and projects and
                                                       assessing the planning and budgeting processes, all
                                                       of which involve consideration of risks and related
                                                       management systems. The Environment, Health
                                                       and Safety ("EH & S") Committee plays a role in
                                                       reviewing environmental, health and safety issues
                                                       and reporting to the Board of Directors on these
                                                       matters. The Audit Committee reviews financial risk
                                                       management issues and programs, including cash
                                                       management, insurance and the use of financial
                                                       derivatives.


                                                                          1

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
c.     succession                       Yes            The Board of Directors is responsible for monitoring
       planning and                                    and reviewing the performance of the Chief
       monitoring senior                               Executive Officer ("CEO") and senior officers and for
       management                                      ensuring adequate succession for their positions.
                                                       The Human Resources and Compensation ("HRC")
                                                       Committee is specifically mandated to ensure that
                                                       appropriate executive succession planning and
                                                       performance evaluation programs are in place and
                                                       that they are operating effectively. The committee
                                                       conducts an annual review of the performance of the
                                                       CEO against predetermined goals and criteria.
                                                       Senior management performance evaluations are
                                                       undertaken annually, under the aegis of the CEO,
                                                       and the results are reviewed by the committee. The
                                                       committee also reviews and reports to the Board of
                                                       Directors on the succession plan for senior
                                                       management positions, including the position of the
                                                       CEO. In addition, succession planning is included in
                                                       the job descriptions for senior management.

d.       communications                 Yes            The Board of Directors is specifically mandated to
         policy                                        ensure systems are in place for communications
                                                       with Suncor's shareholders and other stakeholders.
                                                       Through Company policies, procedures and
                                                       processes, Suncor seeks to interpret its operations
                                                       for its shareholders and other stakeholders, through
                                                       a variety of channels, including its annual reports,
                                                       quarterly reports, news releases, environmental
                                                       reports, website, briefing sessions and group
                                                       meetings. The Company encourages and provides
                                                       for stakeholder feedback, through corporate
                                                       communications and investor relations programs.

e.       integrity of internal          Yes            The Board of Directors is specifically mandated to
         control and                                   ensure processes are in place to monitor and
         management                                    maintain the integrity of Suncor's internal control and
         information                                   management information systems. The Audit
         systems                                       Committee is specifically mandated to assist the
                                                       Board of Directors by reviewing the effectiveness of
                                                       financial reporting, management information and
                                                       internal control systems. This function includes a
                                                       review of the evaluation of these systems by internal
                                                       and external auditors, as well as the activities,
                                                       organizational structure and qualifications of internal
                                                       auditors, and the independence of external auditors.

2.       Majority of directors          Yes            Suncor currently has eleven directors. Richard L.
         should be                                     George (President and CEO) is the only director who
         "unrelated", and                              is related. This conclusion was reached by a review
         how these                                     and analysis of the financial, contractual and other
         conclusions were                              relationships of each director and their associates
         reached                                       and affiliates, with Suncor and its affiliates, and an
                                                       assessment of the materiality of any such
                                                       relationships and the effect, if any, on the
                                                       independence of each individual director.


                                                                          2

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
3.       Appoint a
         Committee:

a.       responsible for the            Yes            The Chairman of the Board works with the CEO to
         appointment and                               plan Board composition and succession, and these
         assessment of                                 plans are reviewed by the Board Policy Committee.
         directors                                     The Board Policy Committee, meeting in the
                                                       absence of any inside (management) directors who
                                                       are members of that committee, has the mandate to
                                                       consider nominations for directors, maintain a list of
                                                       potential candidates, recommend Board nominations
                                                       to the full Board of Directors and evaluate the
                                                       performance and contribution of directors. Mr.
                                                       George is the only inside director currently serving
                                                       on the Board Policy Committee.

b.       composed                       Yes            As noted above, Mr. George has input into Board
         exclusively of                                composition through his role as CEO. However, as
         outside (i.e., non-                           an inside director he does not participate in the
         management)                                   Board Policy Committee's assessment and
         directors                                     nomination processes.

c.       the majority of                Yes            Of the six members of the Committee, only one
         whom are                                      member (Mr. George) is a related director. He does
         unrelated                                     not participate in the Committee's Board assessment
                                                       and Board nomination processes.

4.       implement a                    Yes            The Board Policy Committee annually assesses and
         process for                                   evaluates the performance and contribution of
         assessing the                                 individual members of the Board of Directors and the
         effectiveness of the                          effectiveness of the Board of Directors and its
         Board of Directors,                           committees.
         its committees and
         individual directors

5.       Provide orientation            Yes            Suncor provides orientation and education materials
         and education                                 to new members of the Board of Directors, and
         programs for new                              conducts a formal orientation program involving
         directors                                     meetings with senior management on key legal,
                                                       environmental, business, financial and operational
                                                       issues. Suncor's Corporate Secretary maintains and
                                                       updates a "Director's Book", a copy of which is given
                                                       to each director, containing pertinent information
                                                       relating to the Board and the Company.

                                                       Presentations and tours at the sites of Suncor's
                                                       principal operations are provided to directors on a
                                                       periodic basis, often in conjunction with Board
                                                       meetings, for the purpose of acquainting them with
                                                       Suncor's operations and the communities in which
                                                       they are carried on.


                                                                          3

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
6.       Consider size of               Yes            The Board of Directors is specifically mandated to fix
         Board of Directors,                           its size, subject to shareholder approval, where
         and impact of the                             required. The Board Policy Committee is charged
         number on Board                               with the duty of assisting the Board of Directors in
         effectiveness                                 matters pertaining to, among other things, the
                                                       organization and composition of the Board of
                                                       Directors.

                                                       There are currently eleven members of Suncor's
                                                       Board of Directors, and it is proposed that thirteen
                                                       directors be elected at the Meeting. The Board of
                                                       Directors has determined an appropriate size for
                                                       Suncor's Board of Directors is in the range of ten to
                                                       fourteen directors.

7.       Review                         Yes            The HRC Committee reviews and reports to the
         compensation of                               Board of Directors on directors' compensation
         directors in light of                         issues. The committee has developed, in
         risks and                                     consultation with outside advisors, guidelines for
         responsibilities                              director compensation based on, among other
                                                       factors, directors' roles and responsibilities and an
                                                       analysis of the competitive position of Suncor's
                                                       director compensation program. The Board has set
                                                       director compensation based upon
                                                       recommendations from this committee.

8.       Committees should              Yes            Richard L. George (President and CEO) is a
         generally be                                  member of the Board Policy Committee. (See
         composed of                                   above), and of the EH & S Committee.
         outside directors, a
         majority of whom                              Subject to the above exceptions, all Board
         are unrelated                                 committees are comprised solely of outside and
                                                       unrelated directors.

                                                       Mr. Wyman (Chairman of the Board of Directors) is a
                                                       member of the Board Policy Committee and the
                                                       HRC Committee. While Mr. Wyman may be
                                                       considered an "officer" of the Company by virtue of
                                                       his position as Chairman, he serves as such in a
                                                       non-executive capacity. Accordingly, he is
                                                       considered an "outside" director of Suncor for the
                                                       purposes of the Guidelines.

9.       Appoint a                      Yes            The Board Policy Committee assists the Board of
         committee                                     Directors in matters pertaining to the Company's
         responsible for                               approach to governance issues, the organization
         Suncor's approach                             and composition of the Board of Directors, the
         to corporate                                  organization and conduct of Board meetings, and
         governance issues                             the effectiveness of the Board of Directors in
                                                       performing and fulfulling its responsibilities.


                                                                          4

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
10a      Define limits to
         management's
         responsibilities by
         developing mandates
         for:

         i.   the Board of              Yes            The Board of Directors has developed and approved
              Directors                                its mandate, which includes a description of its
                                                       major goals and duties.  The Board of Directors has
                                                       also developed and approved a management control
                                                       process policy which sets out the specific
                                                       authority that has been delegated to management by
                                                       the Board of Directors.  The Board of Directors has
                                                       plenary power and has reserved to itself all
                                                       authority not specifically delegated.

         ii.  the Chief                 Yes            There is an accountability statement for the office
              Executive                                of CEO which defines the main role of the position
              Officer                                  and identifies its key accountabilities, described
                                                       in more detail in the "Report on Executive
                                                       Compensation".

b.       Board of Directors             Yes            The corporate objectives for which the CEO is
         should approve the                            responsible are set annually by the Board of
         Chief Executive                               Directors in consultation with the Board Policy
         Officer's corporate                           Committee.  In addition, the HRC Committee annually
         objectives                                    reviews the CEO's performance goals and criteria,
                                                       and his performance is measured against these
                                                       criteria in conjunction with compensation reviews.

11.      Establish                      Yes            The Chairman of the Board is independent of
         structures and                                Suncor's management.
         procedures to
         enable the Board of                           The Board of Directors and its committees meet
         Directors to                                  independently of management when warranted. In
         function                                      addition, in camera sessions are held at Board
         independently of                              meetings in the absence of both management and
         management                                    inside directors.


12a      Ensure an Audit                Yes            The mandate of Suncor's Audit Committee, described
         Committee has a                               in general terms under "Statement of Corporate
         specifically                                  Governance Practices" of the Circular, includes the
         defined mandate and                           following specific duties:
         direct
         communication                                 - Enquire as to the adequacy of Suncor's system of
         channels with                                   internal controls
         internal and                                  - Review the evaluation of internal and financial
         external auditors                               controls by internal and external auditors,
                                                         respectively
                                                       - review management's monitoring of compliance with
                                                         the Company's business conduct code
                                                       - oversee the operation of Suncor's pension plan
                                                       - review financial statements and related
                                                         disclosure documents, including related
                                                         accounting and legal developments
                                                       - review and monitor audit functions and findings


                                                                          5

    CORPORATE GOVERNANCE               SUNCOR
          GUIDELINE                   ALIGNMENT                              COMMENTARY
------------------------------     ---------------     -----------------------------------------------------
                                                       - review corporate policies and practices relating
                                                         to cash management, financial risk management,
                                                         financing, credit and taxation related matters

                                                       - conduct independent investigations into any
                                                         matters which come under its scope of
                                                         responsibilities

                                                       The Audit Committee has direct communication
                                                       channels with Suncor's internal and external
                                                       auditors and meets regularly with the external
                                                       auditors without presence of management.  Suncor's
                                                       Director of Internal Audit reports directly to the
                                                       Audit Committee on a regular basis.

b.       all members should             Yes
         be non-management
         directors

13.      Implement a system             Yes            Individual directors may engage outside advisors at
         to enable                                     Suncor's expense with the approval of the Chairman
         individual                                    of the Board of Directors, Chairman of the Board
         directors to engage                           Policy Committee or the Board Policy Committee.
         outside advisors at
         the Company's
         expense


                                                                          6